Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FOURTH QUARTER ENDED
JULY 27, 2024

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – October 8, 2024 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the fourth quarter ended July 27, 2024.

Fourth Quarter Highlights
•Sales increased 4.4% and same store sales increased 2.7%
•Same store digital sales increased 12%
•Net income of $15.4 million
•Adjusted net income of $16.9 million, an increase of 10% compared to adjusted net income of $15.3 million in the fourth quarter of the prior year
Fiscal 2024 Highlights
•Sales increased 3.2% and same store sales increased 2.3%
•Same store digital sales increased 12%
•Net income of $50.5 million
•Adjusted net income of $52.6 million, an increase of 7% compared to adjusted net income of $48.9 million in the prior year-to-date period
Fourth Quarter of Fiscal 2024 Results
Sales were $578.2 million in the 13 weeks ended July 27, 2024 compared to $553.8 million in the 13 weeks ended July 29, 2023. Sales increased due to an increase in same store sales of 2.7% and the opening of the Old Bridge, NJ replacement store on March 17, 2024 partially offset by the impact of the closure of a Gourmet Garage location on November 1, 2023. Same store sales increased due primarily to retail price inflation, digital sales growth, higher pharmacy sales and continued growth in recently remodeled stores. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 29.34% in the 13 weeks ended July 27, 2024 compared to 29.08% in the 13 weeks ended July 29, 2023 due primarily to decreased warehouse assessment charges from Wakefern (.26%), lower LIFO charges (.25%) and increased departmental gross margin percentages (.05%) partially offset by higher promotional spending (.19%), decreased patronage dividends and rebates received from Wakefern (.05%) and an unfavorable change in product mix (.06%).
Operating and administrative expense as a percentage of sales increased to 24.20% in the 13 weeks ended July 27, 2024 compared to 23.92% in the 13 weeks ended July 29, 2023. The increase in Operating and administrative expenses is due primarily to increased labor costs and fringe benefits (.27%), increased external fees associated with digital sales growth (.12%) and higher utility costs (.09%) partially offset lower legal and consulting fees (.12%) and supply spending (.06%). Higher labor and fringe benefit costs are due primarily to minimum wage and demand driven pay rate increases and higher union health and welfare plan costs partially offset by lower self-insured medical claim costs.

Exhibit 99.1

Depreciation and amortization expense decreased slightly in the 13 weeks ended July 27, 2024 compared the 13 weeks ended July 29, 2023 due primarily to the timing of capital expenditures.
Impairment of assets in the 13 weeks ended July 27, 2024 includes non-cash charges for long-lived assets at the automated micro-fulfillment center which was closed in September 2024.
Interest expense decreased in the 13 weeks ended July 27, 2024 compared to the 13 weeks ended July 29, 2023 due primarily to lower average outstanding debt balances.
Interest income in the 13 weeks ended July 27, 2024 was flat compared to the 13 weeks ended July 29, 2023.
The Company’s effective income tax rate was 29.4% in the 13 weeks ended July 27, 2024 compared to 32.7% in the 13 weeks ended July 29, 2023.
Fiscal 2024 Results
Sales were $2.24 billion in fiscal 2024 compared to $2.17 billion in fiscal 2023. Sales increased due primarily to an increase in same store sales of 2.3% and the opening of the Old Bridge, NJ replacement store on March 17, 2024 partially offset by the impact of the closure of a Gourmet Garage location on November 1, 2023. Same store sales increased due primarily to retail price inflation, digital sales growth, higher pharmacy sales and continued growth in recently remodeled stores.
Gross profit as a percentage of sales increased to 28.70% in fiscal 2024 compared to 28.45% in fiscal 2023 due primarily to increased departmental gross margin percentages (.21%), increased patronage dividends and rebates received from Wakefern (.13%), decreased warehouse assessment charges from Wakefern (.10%) and lower LIFO charges (.09%) partially offset by higher promotional spending (.18%) and an unfavorable change in product mix (.11%). Department gross margins increased due primarily to pricing initiatives and improvements in commissary operations partially offset by higher inventory shrink.
Operating and administrative expense as a percentage of sales increased to 24.34% in fiscal 2024 compared to 23.86% in fiscal 2023. Adjusted operating and administrative expense as a percentage of sales increased to 24.30% in fiscal 2024 compared to 23.91% in fiscal 2023 due primarily to increased labor costs and fringe benefits (.21%), increased external fees associated with digital sales growth (.08%), expanded store security (.06%) and software licensing associated with retail and commissary technology investments (.05%). Higher labor and fringe benefit costs are due primarily to minimum wage and demand driven pay rate increases and higher union health and welfare plan costs.
Depreciation and amortization expense decreased in fiscal 2024 compared to fiscal 2023 due primarily to the timing of capital expenditures.
Impairment of assets in fiscal 2024 includes non-cash charges for long-lived assets at the automated micro-fulfillment center which was closed in September 2024.
Interest expense decreased in fiscal 2024 compared to fiscal 2023 due primarily to lower average outstanding debt balances.
Interest income increased in fiscal 2024 compared to fiscal 2023 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company’s effective income tax rate was 30.6% in fiscal 2024 compared to 31.6% in fiscal 2023. The effective tax rate decreased in fiscal 2024 compared to fiscal 2023 due primarily to increased estimated work opportunity tax credits and a favorable deferred tax asset revaluation to reflect changes in state tax rates.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements and Non-GAAP Measures

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	July 27, 2024	July 29, 2023	July 27, 2024	July 29, 2023

Sales	$578,237	$553,806	$2,236,566	$2,166,654

Cost of sales	408,584	392,743	1,594,591	1,550,204

Gross profit	169,653	161,063	641,975	616,450

Operating and administrative expense	139,930	132,450	544,348	516,902

Depreciation and amortization	8,341	8,405	33,449	34,002

Impairment of assets	2,125	—	2,125	—

Operating income	19,257	20,208	62,053	65,546

Interest expense	(1,010)	(1,083)	(4,135)	(4,220)

Interest income	3,597	3,601	14,799	11,399

Income before income taxes	21,844	22,726	72,717	72,725

Income taxes	6,413	7,430	22,255	23,009

Net income	$15,431	$15,296	$50,462	$49,716

Net income per share:
Class A common stock:
Basic	$1.16	$1.15	$3.78	$3.78
Diluted	$1.04	$1.03	$3.40	$3.38

Class B common stock:
Basic	$0.75	$0.74	$2.46	$2.45
Diluted	$0.75	$0.74	$2.46	$2.45

Gross profit as a % of sales	29.34%	29.08%	28.70%	28.45%
Operating and administrative expense as a % of sales	24.20%	23.92%	24.34%	23.86%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconciles Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended		52 Weeks Ended
	July 27, 2024	July 29, 2023	July 27, 2024	July 29, 2023
Net Income	$15,431	$15,296	$50,462	$49,716

Adjustments to Operating Expenses:
Store pre-opening costs (1)	$—	$—	$907	$—
Impairment of assets (2)	$2,125	$—	$2,125	$—
Litigation settlement gain (3)	—	—	—	(1,200)
Adjustments to Income Taxes:
Tax impact of adjustments to operating expenses	(659)	—	(940)	372
Adjusted net income	$16,897	$15,296	$52,554	$48,888

Operating and administrative expenses	$139,930	$132,450	$544,348	$516,902
Adjustments to operating and administrative expenses	—	—	(907)	1,200
Adjusted operating and administrative expenses	139,930	132,450	543,441	518,102
Adjusted operating and administrative expenses as a % of sales	24.20%	23.92%	24.30%	23.91%

(1) Fiscal 2024 pre-opening costs are associated with opening of the Old Bridge, NJ ShopRite replacement store opened on March 17, 2024.

(2) Fiscal 2024 includes non-cash impairment charges for long-lived assets due to the closure of the automated micro-fulfillment center in south NJ.

(3) Fiscal 2023 litigation settlement gains are related to claims associated with the Fairway acquisition and liabilities associated thereto.